Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Zayo Group Holdings, Inc.:

We consent to the use of our report dated September 25, 2014, except as to notes 2(l) and 19(b), which are as of October 6, 2014, and notes 19(c) and 19(d), which are as of October 10, 2014, and note 2(v), which is as of February 24, 2015, with respect to the consolidated balance sheets of Zayo Group Holdings, Inc. as of June 30, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, stockholder’s equity, and cash flows for each of the years in the three-year period ended June 30, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

February 24, 2015